FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending November 2014

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 12 November 2014

Name of applicant:		GlaxoSmithKline plc
Name of scheme:		GlaxoSmithKline Share Option Plan - Ordinary Shares
Period of return:	From:	1 May 2014	To:	31 October 2014
Balance of unallotted securities under scheme(s) from previous return:		7,354,187
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		975,646
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		6,378,541

Name of contact:	Victoria Whyte
Telephone number of contact:	020 8047 5000

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 12 November 2014

Name of applicant:		GlaxoSmithKline plc
Name of scheme:		GlaxoSmithKline Share Option Plan - ADS
Period of return:	From:	1 May 2014	To:	31 October 2014
Balance of unallotted securities under scheme(s) from previous return:		1,672,236
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		1,250,646
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		421,590

Name of contact:	Victoria Whyte
Telephone number of contact:	020 8047 5000

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 12 November 2014

Name of applicant:		GlaxoSmithKline plc
Name of scheme:		Glaxo Wellcome UK Share Option Scheme
Period of return:	From:	1 May 2014	To:	31 October 2014
Balance of unallotted securities under scheme(s) from previous return:		5,119,750
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		5,119,750

Name of contact:	Victoria Whyte
Telephone number of contact:	020 8047 5000

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 12 November 2014

Name of applicant:		GlaxoSmithKline plc
Name of scheme:		Glaxo Wellcome International Share Option Scheme
Period of return:	From:	1 May 2014	To:	31 October 2014
Balance of unallotted securities under scheme(s) from previous return:		13,267,156
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		13,267,156

Name of contact:	Victoria Whyte
Telephone number of contact:	020 8047 5000

                                                                                                                                                                     BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 12 November 2014

Name of applicant:		GlaxoSmithKline plc
Name of scheme:		Glaxo Wellcome 1999 Share Option Plan
Period of return:	From:	1 May 2014	To:	31 October 2014
Balance of unallotted securities under scheme(s) from previous return:		1,040,000
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,040,000

Name of contact:	Victoria Whyte
Telephone number of contact:	020 8047 5000

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 12 November 2014

Name of applicant:		GlaxoSmithKline plc
Name of scheme:		SmithKline Beecham 1989 Executive Share Option Plan - Approved - Ordinary Shares
Period of return:	From:	1 May 2014	To:	31 October 2014
Balance of unallotted securities under scheme(s) from previous return:		163,606
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		163,606

Name of contact:	Victoria Whyte
Telephone number of contact:	020 8047 5000

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 12 November 2014

Name of applicant:		GlaxoSmithKline plc
Name of scheme:		SmithKline Beecham 1989 Executive Share Option Plan - Unapproved - ADS
Period of return:	From:	1 May 2014	To:	31 October 2014
Balance of unallotted securities under scheme(s) from previous return:		275,420
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		275,420

Name of contact:	Victoria Whyte
Telephone number of contact:	020 8047 5000

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 12 November 2014

Name of applicant:		GlaxoSmithKline plc
Name of scheme:		SmithKline Beecham 1989 Executive Share Option Plan - Unapproved - Ordinary
Period of return:	From:	1 May 2014	To:	31 October 2014
Balance of unallotted securities under scheme(s) from previous return:		100,000
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		100,000

Name of contact:	Victoria Whyte
Telephone number of contact:	020 8047 5000

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 12 November 2014

Name of applicant:		GlaxoSmithKline plc
Name of scheme:		GlaxoSmithKline Savings Related Share Option Scheme
Period of return:	From:	1 May 2014	To:	31 October 2014
Balance of unallotted securities under scheme(s) from previous return:		2,742,626
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		2,742,626

Name of contact:	Victoria Whyte
Telephone number of contact:	020 8047 5000

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 12 November 2014

Name of applicant:		GlaxoSmithKline plc
Name of scheme:		GlaxoSmithKline plc Sharesave plan 2012
Period of return:	From:	1 May 2014	To:	31 October 2014
Balance of unallotted securities under scheme(s) from previous return:		29,873
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		250,000
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		90,584
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		189,289

Name of contact:	Victoria Whyte
Telephone number of contact:	020 8047 5000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: November 12, 2014

By: VICTORIA WHYTE
----------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc